ANNOUNCEMENT

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (“AGMS”)

AND

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS (“EGMS”)

In accordance to article 13 of the Articles of Association of PT INDOSAT Tbk, hereinafter referred to as the Company, it is hereby announced that the AGMS and EGMS of the Company, will be held on:

Date

:

Thursday, June 11, 2009

Time

:

1.00 p.m. (local time) till end

Venue

:

Auditorium, Indosat Building

Jl. Medan Merdeka Barat No.21

Jakarta 10110

Shareholders who entitled to attend the AGMS and EGMS are :

a.

For those whose shares have not been electronically registered in the Collective Custody of PT KSEI, only the shareholders whose names are registered in the Company's Share Register as at 4.00 p.m. of May 26, 2009; or their authorized representative.

b.

For those whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or securities company as at 4.00 p.m. of May 26, 2009; or their authorized representative.

The invitation for the above mentioned AGMS and EGMS will be advertised in the same daily newspaper on May 27, 2009.

Jakarta, May 12, 2009

PT INDOSAT Tbk

The Board of Directors